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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                                   FVNB Corp.
           ---------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, Par Value $.01
           ---------------------------------------------------------
                          (Title of Class of Securities)

                                    30267410
           ---------------------------------------------------------
                                 (CUSIP Number)

                             Cary Plotkin Kavy, Esq.
                            Cox & Smith Incorporated
           112 E. Pecan Street, Suite 1800, San Antonio, Texas 78205
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 17, 1998
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  7  Pages
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CUSIP No. 30267410                    13D                 Page  2  of  7  Pages
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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     Michael S. Anderson

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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

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 (3) SEC Use Only

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 (4) Source of Funds*

     PF

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /

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 (6) Citizenship or Place of Organization

     United States

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 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               148,902
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  148,902
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,000
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     150,902

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)

     6.3%

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(14) Type of Reporting Person*

     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER

         This schedule relates to the shares of Common Stock, par value $.01 per share ("Common Stock"), of FVNB Corp., a Texas corporation (the "Company"). The number of shares of the Common Stock outstanding as of June 7, 2001, was 2,384,892.

         The principal executive offices of the Company are located at 101 S. Main Street, Suite 508, Victoria, Texas 77902.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      This statement is being filed by Michael S. Anderson.

         (b) Mr. Anderson's business address is 101 S. Main Street, Suite 300, Victoria, Texas 77902.

         (c) Mr. Anderson's present principal occupation is as an attorney at law.

         (d) During the last five years, Mr. Anderson has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Anderson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Anderson is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the 150,902 shares of Common Stock beneficially owned by Mr. Anderson (2,000 of which are held in the name of his wife and as to which Mr. Anderson may have a community property interest), 140,902 shares (including the 2,000 held in the name of his wife) were received pursuant to a merger transaction (the "Merger") pursuant to which the Company became the holding company for First Victoria National Bank, a national banking association (the "Bank"), which Merger was consummated on September 17, 1998. The Merger was effected pursuant to a Registration Statement on Form S-4 (No. 33-47939) filed with the Securities and Exchange Commission on March 13, 1998, as amended by post-effective amendment filed on April 8, 1998 (the "Registration Statement"). Prior to the Merger, Mr. Anderson beneficially owned 140,902 shares of common stock of the Bank, including 2,000 shares held in the name of his wife. Of the remaining 10,000 shares of Common Stock currently beneficially owned by Mr. Anderson, (a) 4,000 shares are in the form of currently-exercisable stock options granted to him by the Company (options for 2,000 shares being issued on September 15, 1998, for 1,000 shares being issued on May 18, 1999 and for 1,000 shares being issued on May 16, 2000), (b) 1,000 shares were acquired by Mr. Anderson on August 31, 1999 at a price of $32.00 per share, (c) 2,000 shares were acquired by Mr. Anderson on September 2, 1999 at a price of $31.75 per share, (d) 1,000 shares were acquired by Mr. Anderson on March 14, 2000 at a price of $32.00 per share, (e) 500 shares were acquired by Mr. Anderson on March 15, 2000 at a price of $32.125 per share, (f) 1,000 shares were acquired by Mr. Anderson on March 17, 2000 at a price of $32.125 per share, and (g) 500 shares were acquired by Mr. Anderson on March 21, 2000 at a price of $32.125 per share.

         Prior to the Merger, the common stock of the Bank was registered pursuant to Section 12(g) of the Exchange Act. As a result of the Merger, the Common Stock became registered under Section 12(g) of the

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Exchange Act pursuant to the successor issuer provisions of Rule 12g-3(a)
promulgated under the Exchange Act.

         On August 16, 1991, Mr. Anderson first acquired greater than 5% of the outstanding shares of the Bank when he purchased 9,000 shares of Bank common stock, resulting in his having beneficial ownership of a total of 60,851 shares of the Bank's common stock, representing approximately 5.1% of the Bank's outstanding shares at that time. In January 1992, Mr. Anderson purchased an additional 8,600 shares, resulting in a total beneficial ownership of 69,451 shares of Bank common stock, representing approximately 5.9% of the Bank's outstanding shares at that time. All such purchases were made out of Mr. Anderson's personal funds. On January 9, 1995, the Bank's common stock was split on a two-for-one basis, resulting in Mr. Anderson's share ownership in the Bank increasing to 138,902 shares. Such shares of Bank common stock, when combined with 2,000 shares previously acquired by Mr. Anderson's wife, account for the 140,851 shares beneficially owned by Mr. Anderson as of the time of the Merger.

         Mr. Anderson believes that as of the time of the Merger he had filed all reports required to have been filed by him under Section 13(d) of the Exchange Act with respect to his share ownership in the Bank. Due to the Company's status as a successor issuer to the Bank under Rule 12g-3 promulgated under the Exchange Act as described above, Mr. Anderson is entitled to rely on any such filings as filings under Section 13(d) with respect to his beneficial ownership of the Common Stock. Mr. Anderson's filing of this statement on Schedule 13D shall not be deemed an admission that any filings heretofore required to have been made by him were not so made.

         Mr. Anderson disclaims beneficial ownership of the 2,000 shares of Common Stock held in the name of his wife.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Anderson has acquired all of the shares of Common Stock beneficially owned by him for investment purposes.

         The Company has filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with an Agreement and Plan of Merger dated as of April 19, 2001 (the "Merger Agreement"), by and between the Company and FVNB Merger Corp. Except insofar as Mr. Anderson's position as a director and Chairman of the Board of the Company involves him in the transactions contemplated by the Merger Agreement and the Schedule 13E-3, Mr. Anderson does not have any plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

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         (g)     Changes in the issuer's charter, bylaws, or instruments
corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

         However, Mr. Anderson may propose any of the foregoing transactions described in (a)-(j) which he hereafter considers desirable in light of his examination of the Company and its assets, operations and future prospects, and of the circumstances prevailing at the time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Anderson beneficially owns an aggregate of 150,902 shares of Common Stock (of which 2,000 are held in the name of his wife), which shares represent 6.3% of the outstanding Common Stock of the Company, including 4,000 shares as to which Mr. Anderson has the right to acquire upon the exercise of currently-exercisable options.

         (b) Mr. Anderson has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 148,902 such shares of Common Stock. Mr. Anderson has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,000 such shares of Common Stock, such power being shared with Mr. Anderson's wife, Cynthia Cegelski Anderson. Mr. and Mrs. Anderson have no formal arrangements, agreements or understandings with respect to the 2,000 shares of Common Stock held in Mrs. Anderson's name. Mr. Anderson is including such shares in his beneficial ownership reported in this statement based solely on the fact that Mrs. Anderson has historically voted such shares in a manner consistent with Mr. Anderson, although she has no obligation to do so. With respect to Mrs.
Anderson:

                  (i) her business address is 101 S. Main Street, Suite 300, Victoria, Texas 77902;

                  (ii)    her present principal occupation is homemaker;

                  (iii) during the last five years, she has not been convicted in a criminal proceeding;

                  (iii) during the last five years, she was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

                  (iv)    she is a United States citizen.

         (c) During the past sixty days, Mr. Anderson has not effected any transactions in the Common Stock.

         (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Anderson, except that Mr. Anderson's wife, Cynthia Cegelski Anderson, has the right to receive or the power to direct

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receipt of dividends from, or the proceeds from the sale of, the 2,000 shares of Common Stock held in her name.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. and Mrs. Anderson have no formal arrangements, agreements or understandings with respect to the 2,000 shares of Common Stock held in Mrs. Anderson's name. Mr. Anderson is including such shares in his beneficial ownership reported in this statement based solely on the fact that Mrs. Anderson has historically voted such shares in a manner consistent with Mr. Anderson, although she has no obligation to do so.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.

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                                  SIGNATURE

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2001


                                       /s/ MICHAEL S. ANDERSON
                                       ----------------------------------------
                                       MICHAEL S. ANDERSON